2025年11月4日

董事会（“董事会”）

Board of Directors (the “Board”)

悦享控股有限公司

Cheer Holding, Inc.

新华科技大厦B座19楼

北京市朝阳区酒仙桥驼房营南路8号100016

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing 100016

中华人民共和国

People’s Republic of China

亲爱的先生们:

Dear Sirs,

很荣幸有机会向贵公司董事会提交这份初步不具约束力的私有化提案（“提案”），我们提议以每股0.52美元（视情况而定）的价格，以现金方式收购所有已发行的A类普通股并对公司进行私有化。

We are honored to have the opportunity to submit this preliminary non-binding proposal (“Proposal”) to the Board of Directors of your company. We propose to acquire all issued and outstanding Class A Ordinary Shares of the company for a purchase price of USD 0.52 per share (as the case may be) in cash and privatize the company.

我们相信该提案为贵公司提供了一个非常有吸引力的选择可能性，我们意愿为完成这笔交易向共同成立的第三方支付保证金。该提案比公司普通股在2025年11月3日的收盘价溢价410%，我们希望有机会能够获得董事会的批准并促使完成这封信中所述的交易。

We believe that this Proposal offers a highly attractive option for you. To facilitate the completion of this transaction, we will place a deposit with a mutually established third party. The Proposal represents a premium of 410% over the closing price of the company's ordinary shares on November 3, 2025. We hope to have the opportunity to obtain the Board's approval to proceed to complete the transaction described in this letter.

本提案不是具有约束力的要约、协议或在未来任何时候作出具有约束力的要约或协议。这封信是我们的初步提案，不包含为完成拟议交易而必须达成协议的所有事项，也不为任何人创造任何具有约束力的权利或义务，双方仅在签署双方同意的最终文件后才受约束。

This Proposal is not a binding offer or agreement, or an agreement to make a binding offer or agreement at any

time in the future. This letter constitutes our preliminary proposal and does not contain all matters upon which agreement must be reached to complete the proposed Transaction, nor does it create any binding rights or obligations for any party. Binding commitments will arise only upon the execution of mutually agreed final documents.

如果您对此提案有任何疑问，请不要犹豫与我们联系。

Please do not hesitate to contact us if you have any questions regarding this Proposal.

Excel Ally Ventures Limited

For and on behalf of
EXCEL ALLY VENTURES LIMITED

....
Authorized Signature(s)